SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE OF RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Companhia de Gás da Bahia (“Bahiagás”)
Relationship with the issuer

Bahiagás is a joint venture controlled by Gaspetro (subsidiary of Petrobras) and Mitsui, according to information in the Financial Statements of Petrobras, which, in turn, holds a 47.03% interest in the voting capital and a 36.15% interest in the total capital of Braskem.

Object	Amendment to the Agreement to Purchase Natural Gas via local gas distribution pipeline.
Key terms and conditions

 (i) Supply by Bahiagás of piped natural gas to Braskem units in the state of Bahia;

 (ii) Value of the contractual amendment: R$820,000,000.00;

 (iii) Effective term of the agreement: January 1, 2020 to December 31, 2020.

No other conditions of the agreement were changed, including those pertaining to termination (which occurs in the events of continued contractual breach, violation of compliance obligations or bankruptcy, insolvency or court-supervised reorganization of any of the Parties).

Signing date of the agreement	December 18, 2019
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer	N/A
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Bahiagás is the exclusive concessionaire of public services for the distribution of piped natural gas in the state of Bahia.

The natural gas market is regulated by the State Regulatory Agency and by the National Petroleum Agency (ANP). As such, this amendment strictly complied with the legislation in force, including in terms of the fees and conditions adopted.

1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.